TRANSGLOBE ENERGY CORPORATION ANNOUNCES
FIRST QUARTER 2010 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 6, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three month period ended March 31, 2010. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil.

HIGHLIGHTS

  Record first quarter production averaged 9,694 Bopd, a 12% increase over fourth quarter 2009;

  First quarter funds flow of $19.1 million ($0.29/share), a 97% increase over fourth quarter 2009;

  First quarter net income of $11.6 million ($0.17/share), a 361% increase over fourth quarter 2009;

  New exploration project (East Ghazalat) added in Arab Republic of Egypt’s (“Egypt”) prolific Western Desert;

  Oil tested on second East Ghazalat exploration well (Safwa #1); follow-up well (Safwa NW #1) approved by partners;

  Successful West Gharib fracture stimulation program at Arta (four wells frac’d), 800 Bopd of new production from Nukhul formation in April; and

  Increased budget and guidance for 2010 powered by new production and improved oil price differentials at West Gharib and Arta success.

Corporate Summary

The Company made excellent progress during the first quarter of 2010. Production, funds flow from operations and net income all increased significantly over the previous quarter. The West Gharib project area continues to be a star performer in the Company’s portfolio and is expected to remain the focus for continued production and reserves growth. The Republic of Yemen (“Yemen”) drilling program during the second half of 2010 is anticipated to also provide low risk, development gains and very significant exploration tests. A new exploration project was added in the Western Desert area of Egypt and a new oil discovery was found in only the second well. 2010 is expected to be the Company’s most active drilling year.

A conference call to discuss TransGlobe’s first quarter results presented in this report will be held on Thursday, May 6, 2010 at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time) and is accessible to all interested parties by dialing 1-416-695-6616 or toll-free 1-800-355-4959 (see also TransGlobe’s news release dated April 29, 2010). Online, the webcast may be accessed at http://www.gowebcasting.com/1669.

Investor Presentation – Rodman & Renshaw

TransGlobe also announces that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company’s activities at the Rodman & Renshaw Annual Global Investment Conference in London, England on Monday, May 17, 2010 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time). Investors may register directly for the live webcast at: http://www.wsw.com/webcast/rrshq17/tga. The link to the webcast will also be available on TransGlobe’s Web site at www.trans-globe.com.

Annual General and Special Meeting of the Shareholders Tuesday, May 11, 2010 at 3:00 p.m. Mountain Time Calgary Petroleum Club 319 5th Avenue S.W., Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2010	2009	% Change
Oil revenue	61,651	28,379	117
Oil revenue, net of royalties and other	37,404	19,060	96
Derivative loss on commodity contracts	(22)	(200)	89
Operating expense	5,787	5,206	11
General and administrative expense	3,385	2,506	35
Depletion, depreciation and accretion expense	7,343	12,017	(39)
Income taxes	8,620	3,174	172
Funds flow from operations*	19,073	8,641	121
Basic per share	0.29	0.14
Diluted per share	0.29	0.14
Net income (loss)	11,598	(4,954)	334
Basic per share	0.18	(0.08)
Diluted per share	0.17	(0.08)
Capital expenditures	13,447	8,926	51
Long-term debt, including current portion	49,888	57,347	(13)
Common shares outstanding
Basic (weighted-average)	65,432	61,710	6
Diluted (weighted-average)	66,908	61,710	8
Total assets	248,446	238,145	4

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes (Bopd)	9,694	8,788	10
Average price ($ per Bbl)	70.66	35.88	97
Operating expense ($ per Bbl)	6.63	6.58	1

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Four oil wells were drilled during the first quarter at Hana #20, Hana #21, North Hoshia #2 and Hoshia #8. Subsequent to quarter-end, Hana #22 was drilled and completed as an oil well.

The Hana #20 well was drilled on the south end of the Hana field to a total depth of 5,505 feet. The well was completed as a Kareem oil well and is currently producing 400 Bopd.

The North Hoshia #2 well was drilled to a total depth of 5,430 feet, targeting the Nukhul and Thebes formations in the North Hoshia pool. The well was completed as a Nukhul oil well in early March. The Nukhul is producing a limited amount of oil and stimulation options are being evaluated.

The Hoshia #8 step-out appraisal well was drilled to a total depth of 3,920 feet and cased as a multi-zone (Rudeis/Nukhul) oil well. The well was completed in the Nukhul formation and is producing 80 Bopd. Hoshia #8 will be evaluated for a potential fracture stimulation treatment similar the recent work on the Arta field.

The Hana #21 well, located at the northern end of the Hana field, was drilled to a total depth of 6,558 feet and was completed as a Kareem producer at an initial rate of 200 Bopd in early April.

The Hana #22 well was drilled at the south end of the Hana field (offset to Hana #20) to a total depth of 5,503 feet. The well was placed on production as a Kareem oil well at an initial rate of 150 Bopd in mid-April.

The Arta #13 well was drilled as a western extension to the Arta Nukhul pool. The well will be cased and completed as a Nukhul oil well. Following Arta #13, the drilling rig will move to East Arta #2 to test an eastern extension to the Arta pool.

The contract for the existing 1,000 HP drilling rig has been extended 12 months (at lower drilling rates) through July 2011 to facilitate continuous drilling on the Nukhul project which is primarily focused on the northern development leases (Arta, East Arta, North Hoshia and South Rahmi).

A second drilling rig (1,500 HP) has been contracted to focus on exploration/appraisal projects in the southern development leases (Hana, Hoshia, West Hoshia and Fadl) which are typically deeper tests. The new rig is currently moving to the Hana West #9 location and is expected to commence drilling in mid-May. Hana West #9 is an appraisal well targeting the Lower Rudeis, Kareem and Shagar oil zones found in Hana West #8. The Hana West #8 Lower Rudeis production has stabilized in the 350 Bopd range.

During the first quarter, the Company successfully fracture stimulated (“frac’d”) the Nukhul formation in Arta #9 during February, followed by three additional fracture stimulations (“frac’s”) in mid-March at Arta #2, #4 and #8. The wells have been placed on production and the early production rates indicate they will stabilize in the 100-300 Bopd range per well which represents a more than tenfold increase over the pre-frac rates. Total Arta field production has increased from an average of 130 Bopd in January 2010 to approximately 900 Bopd in April.

The next frac program includes a four-staged frac in the Arta #12 horizontal well (drilled in Q4-2009) followed by a frac at Arta #6 and Arta #13. The Arta #12 frac will be the first multi-stage, horizontal well fracture stimulation in Egypt. This program is scheduled for late May, subject to the arrival of specialty equipment from Canada.

The Hoshia, North Hoshia and South Rahmy fields are also being evaluated for potential Nukhul development drilling and fracture stimulations.

Production

Production from West Gharib averaged 6,848 Bopd to TransGlobe during the first quarter, an 18% (1,033 Bopd) increase from the previous quarter. Production averaged 6,577 Bopd to TransGlobe during April. Following a number of pump changes in April, production has increased to approximately 7,400 Bopd during the first week of May.

Quarterly West Gharib Production (Bopd)

	2010		2009
	Q-1	Q-4	Q-3	Q-2
Gross production rate	6,848	5,815	5,747	6,384
TransGlobe working interest	6,848	5,815	5,747	6,384
TransGlobe net (after royalties)	4,250	3,775	3,732	4,132
TransGlobe net (after royalties and tax)*	3,222	2,951	2,918	3,234

*	Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the government’s share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

On January 25, 2010, TransGlobe announced the signing of a farm-out agreement with Vegas Oil & Gas SA (“Vegas”) to earn a 50% interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The East Ghazalat Concession is operated by Vegas, a privately owned oil and gas company with extensive Egypt experience and success.

The 858 km2 East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt’s Western Desert, approximately 250 km west of Cairo. East Ghazalat was awarded to Vegas on June 5, 2007 and is currently in the first, three-year exploration period. There are two additional exploration period extensions of two years each. TransGlobe has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession. To date, the operator has acquired 450 km of 3-D seismic to complement the existing 1,548 km of 2-D seismic and 218 km of 3-D seismic.

Operations and Exploration

Drilling commenced on the first of three planned exploration wells on January 14, 2010. The first exploration well Gawad #1 was drilled to total depth of 9,418 feet and subsequently abandoned.

The second exploration well Safwa #1 was drilled to a total depth of 5,700 feet cased as a potential oil well. An oil-bearing interval in the Cretaceous section of the Safwa #1 well was logged and oil samples were recovered during wireline testing. The well was perforated and tested at a rate of 300 Bopd of 38o API oil utilizing the drilling rig. The short-term test confirmed the presence of a good reservoir and movable oil.

The third exploration well, Sahab #1, was drilled to a total depth of 8,638 feet and subsequently abandoned in late April.

Pursuant to the terms of the farm-out agreement, the Company has met the three well earning commitment at an estimated total drilling cost of approximately $6.0 million (100% to TransGlobe). The Company will pay its 50% share of future costs at East Ghazalat.

The partners have approved a fourth well to appraise the Safwa oil test. The Safwa NW #1 which is located approximately 2.5 km north/northwest of Safwa #1 is currently drilling. The Safwa NW #1 well is targeting the Cretaceous formation which tested oil in Safwa #1.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe has identified several prospects for drilling in late 2010 which are similar to the Al Baraka field located immediately west of the Nuqra Concession. The operator of the Al Baraka field recently announced a test of 1,300 Bopd from Al Baraka #4 well, representing a significant improvement from the previously reported production rates of 200 Bopd/well.

The Company continues to discuss rig-sharing possibilities with the adjacent operators to facilitate a late 2010 drilling program.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

No wells were drilled during the first quarter. The joint venture partners have approved two development wells for the Godah pool in 2010.

Production

Production from Block 32 averaged 4,948 Bopd (683 Bopd to TransGlobe) during the quarter, representing a 4% decrease from the previous quarter primarily due to natural declines.

Production averaged approximately 4,559 Bopd (630 Bopd to TransGlobe) during April.

Quarterly Block 32 Production (Bopd)
	2010		2009
	Q-1	Q-4	Q-3	Q-2
Gross production rate	4,948	5,174	5,501	6,188
TransGlobe working interest	683	715	760	855
TransGlobe net (after royalties)	472	437	467	656
TransGlobe net (after royalties and tax)*	400	346	370	597

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration

The Block 72 joint venture partnership entered the second, 30-month exploration period in January 2009 which carries a commitment of one exploration well. The Block 72 joint venture partnership has entered into a letter of intent to farm-out a portion of their interests in Block 72 to a third party, subject to a formal farm-in agreement and approval by the Ministry of Oil and Minerals. The farm-out will allow the Company to allocate more of its 2010 budget to projects in Egypt. The exploration well planned for the second half of 2010 is targeting a fractured basement prospect on the northern portion of Block 72.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration

The Block 84 joint venture partners have elected to terminate the Block 84 Production Sharing Agreement (“PSA”) ratification process. TransGlobe will reallocate the Block 84 budget funds into its Egyptian projects.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

The Block S-1 and Block 75 joint venture partnerships approved a 2010 budget to drill up to eight horizontal development wells on Block S-1 and one exploration well on Block 75. Subsequent to year-end, the partners added a Block S-1 exploration well to the 2010 program. Drilling is expected to start during May or early June and extend into the 2011 budget year.

Production

Production from Block S-1 averaged 8,652 Bopd (2,163 Bopd to TransGlobe) during the quarter, essentially flat with the previous quarter.

Production averaged approximately 7,991 Bopd (1,998 Bopd to TransGlobe) during April.

Quarterly Block S-1 Production (Bopd)

	2010		2009
	Q1	Q-4	Q-3	Q-2
Gross field production rate	8,652	8,504	9,428	9,520
TransGlobe working interest	2,163	2,126	2,357	2,380
TransGlobe net (after royalties)	1,169	867	1,254	1,230
TransGlobe net (after royalties and tax)*	906	585	985	901

*	Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The Block 75 3-D seismic acquisition program was completed in August and processed by year-end 2009. The new 3-D is currently being interpreted and mapped. One exploration well is planned for 2010 as part of the Block S-1/75 drilling program. The Block 75 exploration well is currently scheduled for the fourth quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 6, 2010

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2010 and 2009 and the audited financial statements and MD&A for the year ended December 31, 2009 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

            Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Cash flow from operating activities	4,254	7,889
Changes in non-cash working capital	14,819	752
Funds flow from operations	19,073	8,641

Debt-to-funds flow ratio

Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback

Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010		2009				2008
($000s, except per share, price
and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Operations
Average sales volumes (Boepd)	9,694	8,656	8,864	9,619	8,788	6,893	6,935	7,706
Average price ($/Boe)	70.66	62.84	57.41	48.62	35.88	46.18	104.55	110.21
Oil and gas sales	61,651	50,044	46,818	42,557	28,379	29,285	66,707	77,283
Oil and gas sales, net of royalties and other	37,404	28,788	28,495	26,462	19,060	18,272	36,577	41,629

Cash flow from operating activities	4,254	12,594	1,264	15,052	7,889	11,252	20,652	9,573
Funds flow from operations*	19,073	9,703	12,603	14,117	8,641	6,134	16,775	18,485
Funds flow from operations per share
- Basic	0.29	0.15	0.19	0.22	0.14	0.10	0.28	0.31
- Diluted	0.29	0.15	0.19	0.22	0.14	0.10	0.27	0.31

Net income (loss)	11,598	2,516	(1,618)	(4,361)	(4,954)	7,640	24,790	(5,365)
Net income (loss) per share
- Basic	0.18	0.04	(0.02)	(0.07)	(0.08)	0.14	0.41	(0.09)
- Diluted	0.17	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.09)

Total assets	248,446	228,882	228,964	229,658	238,145	228,238	234,501	205,535
Cash and cash equivalents	18,845	16,177	14,804	23,952	22,041	7,634	8,593	11,673
Total long-term debt, including current portion	49,888	49,799	52,686	52,551	57,347	57,230	57,127	42,197
Debt-to-funds flow ratio**	0.9	1.1	1.3	1.2	1.1	1.0	0.9	0.7

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the first quarter of 2010, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.9 at March 31, 2010 (March 31, 2009 - 1.1);
  Funded capital programs entirely with funds flow from operations;
  Increased production in Q1-2010 by 10% to 9,694 Bopd compared with Q1-2009 production of 8,788 Bopd;
  Reported a 121% increase in funds flow from operations due to a 97% increase in commodity prices along with a 10% increase in sales volumes compared to Q1-2009; and
  Reported net income in Q1-2010 of $11.6 million (Q1-2009 – $4.9 million net loss) mainly due to higher commodity prices and higher production rates in the quarter compared with the same period in 2009, along with lower depletion and depreciation expense in Egypt.

2010 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q1-2009 net loss	(4,954)	(0.08)
Cash items
Volume variance	5,766	0.09	116
Price variance	27,506	0.41	555
Royalties	(14,927)	(0.22)	(301)
Expenses:
Operating	(581)	(0.01)	(12)
Realized derivative loss	(1,136)	(0.02)	(23)
Cash general and administrative	(982)	(0.01)	(20)
Current income taxes	(5,446)	(0.08)	(110)
Realized foreign exchange gain	140	0.00	3
Interest on long-term debt	92	0.00	2
Total cash items variance	10,432	0.16	210
Non-cash items
Unrealized derivative gain	1,314	0.02	27
Depletion and depreciation	4,674	0.07	94
Stock-based compensation	103	0.00	2
Amortization of deferred financing costs	29	0.00	1
Total non-cash items variance	6,120	0.09	124

Q1- 2010 net income	11,598	0.17	334

Net income increased by $16.6 million in Q1-2010 compared to a loss of $5.0 million in Q1-2009 due in part to a significant increase in commodity prices and production volumes along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010	2009
	Q-1	Q-4	Q-3	Q-2	Q-1

Dated Brent average oil price ($/Bbl)	76.10	74.56	68.27	58.79	44.40
U.S./Canadian Dollar average exchange rate	1.016	1.056	1.098	1.167	1.245

The price of Dated Brent oil averaged $76.10/Bbl in Q1-2010, an increase of 71% from the Q1-2009 price of $44.40/Bbl. We are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. TransGlobe’s management believes the Company is well positioned to take advantage of the improving economy due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

	Three Months Ended
	March 31, 2010	March 31, 2009	% Change
Egypt - Oil sales	6,848	5,364	27
Yemen - Oil sales	2,846	3,424	(17)

Total Company - daily sales volumes	9,694	8,788	10

Netback

Consolidated	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,651	70.66	28,379	35.88
Royalties and other	24,247	27.79	9,320	11.78
Current taxes	8,620	9.88	3,174	4.01
Operating expenses	5,787	6.63	5,206	6.58

Netback	22,997	26.36	10,679	13.51

Egypt	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	42,030	68.20	15,396	31.89
Royalties and other	15,943	25.87	5,377	11.14
Current taxes	6,313	10.24	2,196	4.55
Operating expenses	3,642	5.91	2,787	5.77

Netback	16,132	26.18	5,036	10.43

The netback per Bbl in Egypt increased 151% in the three months ended March 31, 2010, compared with the same period of 2009, mainly as a result of oil prices increasing by 114% and production volumes increasing by 27%. During the three months ended March 31, 2010, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $7.90/Bbl (10%) to the average Dated Brent oil price versus a $12.51/Bbl (28%) differential in the first quarter of 2009.

Royalties and taxes as a percentage of revenue increased to 53% in the three months ended March 31, 2010, compared with 49% in the same period of 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses for the three months ended March 31, 2010 remained relatively consistent with the same period in 2009, increasing 2% to $5.91/Bbl (2009 - $5.77/Bbl) .

Yemen	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	19,621	76.60	12,983	42.13
Royalties and other	8,304	32.42	3,943	12.80
Current taxes	2,307	9.01	978	3.17
Operating expenses	2,145	8.37	2,419	7.85

Netback	6,865	26.80	5,643	18.31

In Yemen, the netback per Bbl increased 46% in the three months ended March 31, 2010, compared with the same period in 2009. These increases are primarily a result of oil prices increasing by 82% partially offset by higher royalty and tax rates.

Royalties and taxes as a percentage of revenue increased to 54% in Q1-2010 compared with 38% in Q1-2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis for the three months ended March 31, 2010 increased 7% to $8.37/Bbl (2009 - $7.85/Bbl) which is mostly due to declining production.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded in Q1-2010 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

In Q1-2010, the realized loss on commodity contracts relates to the purchase of a new financial floor derivative commodity contract for $0.4 million, compared with $0.8 million in realized gains for the same period in 2009 as a result of depressed oil prices in the first quarter of last year. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.5 million liability at December 31, 2009 to a $0.2 million liability at March 31, 2010, thus resulting in a $0.3 million unrealized gain on future derivative commodity contracts being recorded in the period.

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Realized cash (loss) gain on commodity contracts*	(365)	771
Unrealized gain (loss) on commodity contracts**	343	(971)

Total derivative gain (loss) on commodity contracts	(22)	(200)

*	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q1-2010, the derivative liability will be realized over the next year. However, a 10% decrease in Dated Brent oil prices would result in a $0.5 million decrease in the derivative commodity contract liability, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.7 million. The following commodity contracts are outstanding at March 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
April 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00- $84 .25
April 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00- $80 .00
April 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
April 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

The total volumes hedged for the balance of 2010 and the following years are:

	Nine months
	2010	2011
Bbls	375,000	-
Bopd	1,364	-

At March 31, 2010, all of the derivative commodity contracts were classified as current liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	3,436	3.94	2,899	3.67
Stock-based compensation	387	0.44	490	0.62
Capitalized G&A	(433)	(0.50)	(877)	(1.11)
Overhead recoveries	(5)	(0.01)	(6)	(0.01)

G&A (net)	3,385	3.87	2,506	3.17

G&A expenses (net) increased 35% (22% on a per Bbl basis) in the first three months of 2010 compared with the same period in 2009 mostly due to a strengthening Canadian dollar which accounted for approximately 60% of the increase as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and reduced general and administrative capitalization.

INTEREST ON LONG-TERM DEBT

Interest expense for the three months ended March 31, 2010 decreased to $0.5 million (2009 - $0.6 million). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the quarter, the Company expensed $0.1 million of transaction costs (2009 - $0.1 million). The Company had $49.9 million of debt outstanding at March 31, 2010 (March 31, 2009 - $58.0 million). The long-term debt bears interest at the Eurodollar rate plus three percent.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,278	8.56	9,473	19.62
Yemen	2,014	7.86	2,501	8.12
Corporate	51	-	43	-

	7,343	8.42	12,017	15.19

In Egypt, DD&A decreased 56% on a per Bbl basis for the three months ended March 31, 2010 due to significant increases to Proved reserves at year-end 2009.

In Yemen, DD&A decreased 3% on a per Bbl basis for the three months ended March 31, 2010 due to reserve additions at year-end 2009.

In Egypt, unproven properties of $12.2 million (2009 - $10.0 million) relating to Nuqra ($7.9 million), West Gharib ($1.8 million) and East Ghazalat ($2.5 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, unproven property costs of $11.7 million (2009 - $7.5 million) relating to Block 72 and Block 75 were excluded from the costs, subject to DD&A in the quarter.

CAPITAL EXPENDITURES

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Egypt	12,714	7,309
Yemen	679	1,545
Corporate	54	72

Total	13,447	8,926

In Egypt, total capital expenditures in the first three months of 2010 were $12.7 million (2009 - $7.3 million). The Company drilled six wells, resulting in two oil wells at Hana, one oil well at Hoshia, and one oil well at North Hoshia in West Gharib, in addition to one oil well and one dry hole at East Ghazalat.

In Yemen, total capital expenditures in Q1-2010 were $0.7 million (2009 - $1.5 million). The Company did not drill any wells in Yemen in Q1-2010.

OUTSTANDING SHARE DATA

As at March 31, 2010, the Company had 65,446,639 common shares issued and outstanding.

The Company has received regulatory approval to purchase, from time-to-time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three months ended March 31, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.9 times at March 31, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2010 and 2009:

Sources and Uses of Cash

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Cash sourced
Funds flow from operations*	19,073	8,641
Exercise of options	130	80
Issuance of common shares, net of share issuance costs	-	15,146
	19,203	23,867
Cash used
Capital expenditures	13,447	8,926
	13,447	8,926
Net cash from operations	5,756	14,941
Changes in non-cash working capital	(3,088)	(534)
Increase in cash and cash equivalents	2,668	14,407
Cash and cash equivalents – beginning of period	16,177	7,634

Cash and cash equivalents – end of period	18,845	22,041

* Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its approved 2010 exploration and development program of $63.0 million ($49.6 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2010 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2010, the Company had a working capital deficiency of $5.8 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency at the end of Q1-2010 is primarily the result of the reclassification of long-term debt as a current liability. Increases to working capital in 2010 are mainly the result of cash and cash equivalents increasing due to the collection of certain accounts receivable, and increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company has entered into an insurance program on a portion of the receivable balance.

At March 31, 2010, TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement are due September 25, 2010. The Company is in discussion on a new bank line and expects to enter into a new facility in the second quarter of 2010.

($000s)	March 31, 2010	December 31, 2009
Revolving Credit Agreement	50,000	50,000
Unamortized transaction costs	(112)	(201)
	49,888	49,799

Current portion of long-term debt (net of unamortized transaction costs)	49,888	49,799

Long-term debt	-	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	22,583	22,583	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	170	170	-	-	-
Office and equipment leases	No	1,353	587	766	-	-
Minimum work commitments[3]	No	9,781	4,828	4,953	-	-

Total		83,887	78,168	5,719		-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at March 31, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

TransGlobe has entered into a farm-out agreement and has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company has completed drilling two of the three exploration wells during this quarter and the third exploration well was drilled in April 2010.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2010

The 2010 outlook provides information as to management’s expectation for results of operations for 2010. Readers are cautioned that the 2010 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2010 Outlook Highlights

  Production is expected to average between 10,000 and 10,500 Bopd (mid- point: 10,250), a 14% increase over the 2009 average production;
  Exploration and development spending is budgeted to be $63.0 million, a 77% increase from 2009 (allocated 77% to Egypt and 23% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the remainder of the year of $65.00/Bbl, funds flow from operations is expected to be $70.0 million for the year.

2010 Production Outlook

TransGlobe’s production guidance for 2010 is expected to average between 10,000 and 10,500 Bopd, representing a 14% increase over the 2009 average production of 8,980 Bopd. This target includes increased production from Hana, Hana West, Hoshia, Arta and East Arta in Egypt, and production from the development drilling program on Block S-1 in Yemen. Production from Egypt is expected to average approximately 7,550 Bopd during 2010, with the balance of approximately 2,700 Bopd coming from the Yemen properties.

Production Forecast

	2010 Guidance	2009 Actual	% Change*
Barrels of oil per day	10,000 – 10,500	8,980	14

* % growth based on mid-point of outlook.

2010 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and an average Dated Brent oil price of $65.00/Bbl for the remainder of the year.

2010 Funds Flow From Operations Outlook
($ million, except % change)	2010 Guidance	2009 Actual	% Change*
Funds flow from operations**	70.0	45.1	55

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 55% in 2010. One of the key factors in the increased funds flow in 2010 is due to a better expected oil price differential to average Dated Brent benchmark price in Egypt. In 2009, the Company had been experiencing Egypt price differentials to average Dated Brent in the 24% range, while in 2010 these differentials have narrowed to the 10% range. Variations in production and commodity prices during 2010 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl for the remainder of the year would increase anticipated funds flow by approximately $8.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $6.0 million.

2010 Capital Budget	Three Months Ended
	March 31, 2010	2010
($ million)	Actual	Annual Budget
Egypt	12.7	48.7
Yemen	0.7	14.1
Corporate	0.1	0.2
Total	13.5	63.0

The 2010 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 37 wells in 2010. It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital. The Company has designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board of Directors. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform preliminary accounting assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reliably determinable or estimable.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. The Company is also evaluating other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first-time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policies is the disclosure section which includes the financial statements disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline has been developed, which also includes the development of a training plan.

Additionally, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 and will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31
	2010	2009

REVENUE
Oil sales, net of royalties and other	$37,404	$19,060
Derivative loss on commodity contracts (Note 12)	(22)	(200)
	37,382	18,860

EXPENSES
Operating	5,787	5,206
General and administrative	3,385	2,506
Foreign exchange loss	164	304
Interest on long-term debt	485	607
Depletion and depreciation (Note 3)	7,343	12,017
	17,164	20,640

Income (loss) before income taxes	20,218	(1,780)

Income taxes – current	8,620	3,174

NET INCOME (LOSS)	11,598	(4,954)

Retained earnings, beginning of period	80,013	88,430

RETAINED EARNINGS, END OF PERIOD	$91,611	$83,476

Net income (loss) per share (Note 10)
Basic	$0.18	$(0.08)
Diluted	$0.17	$(0.08)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2010	2009

Net income (loss)	$11,598	$(4,954)
Other comprehensive income	-	-

COMPREHENSIVE INCOME (LOSS)	$11,598	$(4,954)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$18,845	$16,177
Accounts receivable	45,815	35,319
Prepaids and other	2,204	1,909

	66,864	53,405

Goodwill (Note 4)	8,180	8,180
Property and equipment (Note 3)	173,402	167,297

	$248,446	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,583	$14,879
Derivative commodity contracts (Note 12)	170	514
Current portion of long-term debt (Note 5)	49,888	49,799

	72,641	65,192

Commitments and contingencies (Note 13)

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	66,277	66,106
Contributed surplus (Note 8)	7,037	6,691
Accumulated other comprehensive income (Note 9)	10,880	10,880
Retained earnings	91,611	80,013

	175,805	163,690

	$248,446	$228,882

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed by:

”Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2010	2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$11,598	$(4,954)
Adjustments for:
Depletion and depreciation	7,343	12,017
Amortization of deferred financing costs	89	117
Stock-based compensation (Note 7)	387	490
Unrealized (gain) loss on commodity contracts	(344)	971
Changes in non-cash working capital	(14,819)	(752)

	4,254	7,889

FINANCING
Issue of common shares for cash (Note 6)	130	16,392
Issue costs for common shares (Note 6)	-	(1,166)
Changes in non-cash working capital	-	(1,086)

	130	14,140

INVESTING
Exploration and development expenditures	(13,447)	(8,926)
Changes in non-cash working capital	11,731	1,304

	(1,716)	(7,622)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,668	14,407

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,845	$22,041

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$396	$490
Cash taxes paid	8,620	3,174
Cash is comprised of cash on hand and balances with banks	18,845	10,154
Cash equivalents	-	11,887

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2010 and December 31, 2009 and for the periods ended March 31, 2010 and 2009
(Unaudited - Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”), as at March 31, 2010 and December 31, 2009 and for the three month periods ended March 31, 2010 and 2009, are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2009 except as outlined in Note 2. These interim consolidated financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year-ended December 31, 2009. In these interim consolidated financial statements, unless otherwise indicated, all dollars are in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010, which is described in Note 7. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company is in the process of evaluating the impact on the Company’s Consolidated Financial Statements.

3. PROPERTY AND EQUIPMENT

The Company capitalized general and administrative costs relating to exploration and development activities during the three months ended March 31, 2010 of $0.4 million in Egypt (2009 - $0.8 million) and $0.1 million in Yemen (2009 - $0.1 million).

Unproven property costs in the amount of $12.2 million in Egypt (2009 - $10.0 million) and $11.7 million in Yemen (2009 - $7.5 million) for the three months ended March 31, 2010 were excluded from costs subject to depletion and depreciation.

Future development costs for Proved reserves included in the depletion calculations for the three months ended March 31, 2010 totaled $2.3 million in Egypt (2009 – $2.1 million) and $12.3 million in Yemen (2009 – $11.1 million).

4. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Three Months Ended	Year Ended
(000s)	March 31, 2010	December 31, 2009
Balance, beginning of period	$8,180	$8,180
Changes during the period	-	-

Balance, end of period	$8,180	$8,180

5. LONG-TERM DEBT

	As at	As at
(000s)	March 31, 2010	December 31, 2009
Revolving Credit Agreement	$50,000	$50,000
Unamortized transaction costs	(112)	(201)
	49,888	49,799

Current portion of long-term debt (net of unamortized transaction costs)	49,888	49,799
	$-	$-

As at March 31, 2010, the Company has a $60.0 million Revolving Credit Agreement of which $50.0 million is drawn. The Revolving Credit Agreement expires on September 25, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three months ended March 31, 2010, the average effective interest rate was 3.13% (March 31, 2009 – 4.34%) .

The future debt payments on long-term debt, as of March 31, 2010, are as follows:

(000s)
2010 (due September 25, 2010)	$50,000

6. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Three Months Ended		Year Ended
	March 31, 2010		December 31, 2009
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	65,399	$66,106	59,500	$50,532
Share issuance	-	-	5,798	16,312
Stock options exercised	48	130	101	266
Stock options surrendered for cash payments	-	-	-	(13)
Stock-based compensation on exercise	-	41	-	213
Share issue costs	-	-	-	(1,204)

Balance, end of period	65,447	$66,277	65,399	$66,106

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three month period ended March 31, 2010, the Company did not repurchase any common shares. During the year-ended December 31, 2009, the Company did not repurchase and cancel any common shares.

7. STOCK OPTION PLAN

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”). The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Effective February 1, 2005, all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Options granted expire five years after the grant date.

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2010		December 31, 2009
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,478	4.12	5,600	4.20
Granted	234	4.27	815	3.45
Exercised	(48)	2.83	(101)	2.92
Exercised for cash	-	-	(80)	3.26
Forfeited	(436)	4.19	(756)	3.91

Options outstanding, end of period	5,228	4.12	5,478	4.12

Options exercisable, end of period	2,242	4.74	2,335	4.72

Stock–based compensation

Compensation expense of $0.4 million has been recorded in general and administrative expenses in the Consolidated Statements of Income (Loss) and Retained Earnings for the three months ended March 31, 2010 (March 31, 2009 - $0.5 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during 2010 and the assumptions used in their determination are as follows:

2010
Weighted-average fair market value per option (C$)	1.75
Risk free interest rate (%)	2.80
Expected life (years)	5
Expected volatility (%)	51.80
Dividend per share	0.00
Expected forfeiture rate (non-executive employees) (%)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

Three Months Ended
March 31, 2010
Weighted-
	Number	Average
	of	Exercise
(000s, except per share amounts)	Units	Price (C$)
Continuity of share appreciation rights
Outstanding, beginning of period	-	-
Granted	60	4.61
Exercised	-	-
Forfeited	-	-

Outstanding, end of period	60	4.61

Exercisable, end of period	-	-

As at March 31, 2010, all share appreciation rights granted had an exercise price of C$4.61.

The mark-to-market liability for the share appreciation rights plan as at March 31, 2010 was included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

8. CONTRIBUTED SURPLUS

	Three Months Ended	Year Ended
(000s)	March 31, 2010	December 31, 2009
Contributed surplus, beginning of period	$6,691	$4,893
Stock-based compensation expense	387	2,011
Transfer to common shares on exercise of options	(41)	(213)

Contributed surplus, end of period	$7,037	$6,691

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Three Months Ended	Year Ended
(000s)	March 31, 2010	December 31, 2009
Accumulated other comprehensive income, beginning of period	$10,880	$10,880
Other comprehensive income	-	-

Accumulated other comprehensive income, end of period	$10,880	$10,880

10. PER SHARE AMOUNTS

In calculating the net income (loss) per share, basic and diluted, the following weighted-average shares were used:

	Three Months Ended
(000s)	March 31, 2010	March 31, 2009
Weighted-average number of shares outstanding	65,432	61,710
Dilutive effect of stock options	1,476	-

Weighted-average number of diluted shares outstanding	66,908	61,710

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three month period ended March 31, 2010, the Company excluded 2,222,000 options as their exercise price was greater than the average common share market price in this period. In calculating the weighted-average number of diluted common shares outstanding for the three month period ended March 31, 2009, the Company excluded all stock options outstanding because there was a net loss in the period.

11. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above-stated criteria, funds flow from operations is defined as the net income or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	March 31, 2010	December 31, 2009
Shareholders’ equity	$175,805	$163,690
Long-term debt, including the current portion (net of unamortized transaction costs)	49,888	49,799
Cash and cash equivalents	(18,845)	(16,177)

Total capital	$206,848	$197,312

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	March 31, 2010	December 31, 2009
Long-term debt, including the current portion (net of unamortized transaction costs)	$49,888	$49,799

Cash flow from operating activities	$33,164	$36,799
Changes in non-cash working capital	22,332	8,265
Funds flow from operations	$55,496	$45,064

Ratio	0.9	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four, consecutive fiscal quarters. For the purposes of the financial covenant calculations, EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX is less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at March 31, 2010.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

(000s)	March 31, 2010
Classification	Carrying Value	Fair Value
Financial assets held-for-trading	$18,845	$18,845
Loans and receivables	45,815	45,815
Financial liabilities held-for-trading	170	170
Other liabilities	72,471	72,583

Assets and liabilities at March 31, 2010 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at March 31, 2010
Neither impaired nor past due	$18,043
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	7,381
31-60 days	5,200
61-90 days	4,662
Over 90 days	10,529

In Egypt, the Company sold all of its 2010 production to one purchaser. In Yemen, the Company sold all of its 2010 Block 32 production to one purchaser and all of its 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at March 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
April 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
April 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
April 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
April 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net income by $0.7 million for the three months ended March 31, 2010. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net income, for the three months ended March 31, 2010, by $0.5 million.

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase or decrease in the value of the Canadian dollar against the U.S. dollar would have an insignificant impact on the financial results for the three months ended March 31, 2010. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income by $0.1 million for the three months ended March 31, 2010. The effect of interest rates decreasing by 1% would increase the Company’s net income $0.1 million for the three months ended March 31, 2010.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and Proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2010:

(000s)		Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$22,583	$22,583	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	170	170	-	-	-
Office and equipment leases	No	1,353	587	766	-	-
Minimum work commitments[3]	No	9,781	4,828	4,953	-	-
Total		$83,887	$78,168	$5,719	$-	$-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2010 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital adequately to support these financial liabilities, in addition to the Company’s capital programs.

The existing banking arrangement at March 31, 2010 consists of a Revolving Credit Facility of $60.0 million of which $50.0 million is drawn. The Company is in discussion on a new bank line and expects to enter a new facility in the second quarter of 2010.

The table above shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $78.76/Bbl at March 31, 2010. Amounts due may change significantly due to fluctuations in the price of Dated Brent oil.

13. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 12).

TransGlobe has entered into a farm-out agreement and has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company has completed drilling two of the three exploration wells during this quarter and the third exploration well was drilled in April 2010.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

14. SEGMENTED INFORMATION

	Egypt		Yemen		Total
	Three Months Ended March 31
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$26,087	$10,019	$11,317	$9,041	$37,404	$19,060

Segmented expenses
Operating expenses	3,642	2,787	2,145	2,419	5,787	5,206
Depletion and depreciation	5,278	9,473	2,014	2,501	7,292	11,974
Income taxes	6,313	2,196	2,307	978	8,620	3,174

Total segmented expenses	15,233	14,456	6,466	5,898	21,699	20,354

Segmented income (loss)	$10,854	$(4,437)	$4,851	$3,143	15,705	(1,294)

Non-segmented expenses
Derivative loss on commodity contracts (Note 12a)					22	200
General and administrative					3,385	2,506
Interest on long-term debt					485	607
Depreciation					51	43
Foreign exchange loss					164	304

Total non-segmented expenses					4,107	3,660

Net income (loss)					$11,598	$(4,954)

Capital expenditures
Exploration and development	$12,704	$7,309	$689	$1,545	$13,393	$8,854
Corporate					54	72

Total capital expenditures					$13,447	$8,926

	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
	2010	2009	2010	2009	2010	2009
Property and equipment	$126,505	$119,079	$46,161	$47,486	$172,666	$166,565
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	52,576	41,347	12,441	5,877	65,017	47,224
Segmented assets	$187,261	$168,606	$58,602	$53,363	245,863	221,969
Non-segmented assets					2,583	6,913

Total assets					$248,446	$228,882

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com